WHEELS UP EXPERIENCE INC.

601 West 26th Street

New York, NY 10001

August 20, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Irene Barberena-Meissner

Division of Corporation Finance
Office of Energy & Transportation

RE:	Wheels Up Experience Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-258418

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-258418) be accelerated by the Securities and Exchange Commission to 3:00 p.m., New York time, on August 24, 2021, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Christopher Peterson of Arnold & Porter Kaye Scholer LLP at (212) 836-8861 and that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours,
Wheels Up Experience Inc.
By:	/s/ Kenneth Dichter
Name: Kenneth Dichter
Title: Chief Executive Officer

cc:	Christopher Peterson
Arnold & Porter Kaye Scholer LLP